Exhibit 99.2

GERDAU S.A.
Condensed consolidated
interim financial information
at June 30, 2004 and 2003 prepared
in accordance with generally accepted
accounting principles in United States (US GAAP)

                                         GERDAU S.A.
                           CONDENSED CONSOLIDATED BALANCE SHEETS
                   (in thousands of U.S. Dollars, except number of shares)

                                                          ASSETS
-----------------------------------------------------------------------------------------------------------------
                                                                         JUNE 30, (UNAUDITED)
                                                                      --------------------------        DECEMBER
                                                                        2004              2003           31, 2003
                                                                      ---------        ---------       ----------
Current assets
            Cash and cash equivalents                                   155,053          102,888            92,504
            Restricted cash                                               3,027                -             1,935
            Short-term investments                                      310,702          303,818           236,137
            Trade accounts receivable, net                              694,224          463,304           465,857
            Inventories                                                 905,347          814,767           797,961
            Unrealized gains on derivatives                                  89           16,843             9,599
            Deferred income taxes                                        40,534           41,502            49,451
            Tax credits                                                  47,088           28,010            37,953
            Prepaid expenses                                             20,621            8,539            21,859
            Other                                                        51,826           57,247            46,576
                                                                      ---------        ---------         ---------
                     Total current assets                             2,228,511        1,836,918         1,759,832

Non-current assets
            Property, plant and equipment, net                        2,304,203        2,440,136         2,304,158
            Deferred income taxes                                       228,125          135,881           231,306
            Judicial deposits                                            95,350           38,114            66,121
            Unrealized gains on derivatives                                 138              303                86
            Equity investments                                          172,690          135,657           153,555
            Investments at cost                                           6,348            7,457            23,854
            Goodwill                                                    130,931          119,085           119,531
            Prepaid pension cost                                         42,106           32,236            35,253
            Other                                                        89,462           74,539            77,138
                                                                      ---------        ---------         ---------
                     Total assets                                     5,297,864        4,820,326         4,770,834
                                                                      =========        =========         =========

                                   GERDAU S.A.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
             (in thousands of U.S. Dollars, except number of shares)

                                   LIABILITIES

-----------------------------------------------------------------------------------------------------------------
                                                                         JUNE 30, (UNAUDITED)
                                                                      --------------------------        DECEMBER
                                                                        2004              2003           31, 2003
                                                                      ---------        ---------       ----------
Current liabilities
          Short-term debt                                               450,617          719,925          479,586
          Current portion of long-term debt                             263,814          375,803          318,910
          Trade accounts payable                                        464,468          330,028          372,518
          Income taxes payable                                           71,706           25,006           27,790
          Unrealized losses on derivatives                                3,945           34,273           29,582
          Deferred income taxes                                          13,177            9,482            7,286
          Payroll and related liabilities                                59,637           56,610           54,478
          Dividends and interest on equity payable                       62,929           15,465           53,202
          Taxes payable, other than income taxes                         40,190           20,524           26,482
          Other                                                          75,182           63,893           89,328
                                                                      ---------        ---------        ---------
                  Total current liabilities                           1,505,665        1,651,009        1,459,162

Non-current liabilities
          Long-term debt, less current portion                        1,230,588          957,911        1,132,429
          Debentures                                                    152,320          261,577          155,420
          Deferred income taxes                                         129,349           71,299           72,125
          Accrued pension and other post-retirement benefits            103,252          111,980          108,679
          obligation
          Provision for contingencies                                   137,133           96,316          102,060
          Unrealized losses on derivatives                                1,695            8,445           11,356
          Other                                                          74,091           38,514           61,543
                                                                      ---------        ---------        ---------
                  Total non-current liabilities                       1,828,428        1,546,042        1,643,612
                                                                      ---------        ---------        ---------

                  Total liabilities                                   3,334,093        3,197,051        3,102,774

Minority interest                                                       333,163          386,553          164,997

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

Preferred shares - no par value
193,771,574 shares issued at June 30, 2004 and 2003 and
    December 31, 2003, after giving, at June 30, 2003
    and December 31, 2003, retroactive effect to the
    stock bonus approved on April 29,2004 (Note 7.1)                  1,016,846          653,344          653,344

Common shares - no par value
102,936,448 shares issued at June 30,2004 and 2003 and
    December 31,2003, after giving, at June 30, 2003 and
    December 31, 2003, retroactive effect to the stock
    bonus approved on April 29,2004 (Note 7.1)                          522,358          329,257          329,257

Additional paid-in capital                                                3,144            3,196            3,271
Treasury stock - 1,573,200 and 690,000 preferred shares
    at June 30, 2004 and December 31,2003, respectively,
    after giving, at December 31,2003, retroactive effect
    to the stock bonus approved on April 29, 2004 (Note 7.1)            (15,256)             -             (5,920)

Legal reserve                                                            59,350           44,418           63,834

Retained earnings                                                       922,896          999,847        1,161,527
Cumulative other comprehensive loss
    - Foreign currency translation adjustment                          (867,211)        (774,549)        (790,731)
    - Additional minimum pension liability                              (11,519)         (16,309)         (11,519)
    - Unrealized loss on cash flow hedge                                      -           (2,482)               -
                                                                      ---------        ---------        ---------
               Total shareholders' equity                             1,630,608        1,236,722        1,403,063
                                                                      ---------        ---------        ---------
               Total liabilities and shareholders' equity             5,297,864        4,820,326        4,770,834
                                                                      =========        =========        =========


                                   GERDAU S.A.
               CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
  (in thousands of U.S. Dollars, except number of shares and per share amounts)

----------------------------------------------------------------------------------------------------------------------
                                                                 THREE-MONTH PERIOD ENDED     SIX-MONTH PERIOD ENDED
                                                                    JUNE 30, (UNAUDITED)       JUNE 30, (UNAUDITED)
                                                                 ------------------------     ------------------------
                                                                    2004         2003            2004          2003
                                                                 ---------    -----------     ----------    ----------
Sales                                                            1,880,942    1,250,900       3,461,969      2,309,286
        Less: Federal and state excise taxes                      (174,567)    (102,943)       (317,413)      (189,643)
        Less: Discounts                                            (14,071)     (18,649)        (36,911)       (43,567)
                                                                -----------   ----------     -----------    -----------

Net sales                                                        1,692,304    1,129,308       3,107,645      2,076,076
        Cost of sales                                           (1,106,682)    (851,396)     (2,187,798)    (1,581,179)
                                                                -----------   ----------     -----------    -----------

Gross profit                                                       585,622      277,912         919,847        494,897
        Sales and marketing expenses                               (37,600)     (38,505)        (70,436)       (65,447)
        General and administrative expenses                        (77,758)     (51,899)       (149,292)       (97,661)
                                                                -----------   ----------     -----------    -----------

Operating income                                                   470,264      187,508         700,119        331,789
        Financial expenses                                         (53,925)     (86,310)        (89,924)      (127,244)
        Financial income                                            15,985       12,472          19,454         37,938
        Foreign exchange gains and losses, net                     (70,010)      47,245         (78,567)       187,674
        Unrealized gain (loss) on derivatives, net                  55,349      (29,434)         37,733       (162,603)
        Equity in earnings of unconsolidated companies, net         35,844        2,441          47,468          9,257
        Other operating expense, net                                (1,752)     (11,455)           (564)       (10,034)
                                                                -----------   ----------     -----------    -----------

Income before taxes on income and minority interest                451,755      122,467         635,719        266,777

Provision for taxes on income
        Current                                                    (71,184)     (26,225)       (109,333)       (52,107)
        Deferred                                                   (46,865)      65,692         (58,552)        71,186
                                                                -----------   ----------     -----------    -----------
                                                                  (118,049)      39,467        (167,885)        19,079

Income before minority interest                                    333,706      161,934         467,834        285,856

Minority interest                                                  (46,359)     (22,950)        (60,508)       (34,902)
                                                                -----------   ----------     -----------    -----------

Net income                                                         287,347      138,984         407,326        250,954
                                                                ===========   ==========     ===========    ===========

PER SHARE DATA (IN USS)
Basic earnings per share
        Preferred                                                     0.97         0.47            1.38            0.85
        Common                                                        0.97         0.47            1.38            0.85

Diluted earnings per share
        Preferred                                                     0.97         0.47            1.38            0.85
        Common                                                        0.97         0.47            1.38            0.85

Numberof weighted-average common shares outstanding
        after giving retroactive effect to stock
        bonus (Note 7.1)-- Basic and diluted                   102,936,448  102,936,448     102,936,448     102,936,448
                                                               ===========  ===========     ===========     ===========
Number of weighted-average preferred shares
        outstanding after giving retroactive
        effect to stock bonus (Note 7.1)--Basic                192,198,374  193,771,574     192,373,488     193,771,574
                                                               ===========  ===========     ===========     ===========

Number of weighted-average preferred shares
        outstanding after giving retroactive
        effect to stock bonus (Note 7.1)--Diluted              193,018,070  193,816,990     193,195,272     193,816,990
                                                               ===========  ===========     ===========     ===========

                                        GERDAU S.A.
        CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME
                         (in thousands of U.S. Dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                 THREE-MONTH PERIOD ENDED     SIX-MONTH PERIOD ENDED
                                                                    JUNE 30, (UNAUDITED)       JUNE 30, (UNAUDITED)
                                                                 ------------------------     ------------------------
                                                                    2004         2003            2004          2003
                                                                 ---------    -----------     ----------    ----------
NET INCOME AS REPORTED IN THE CONSOLIDATED STATEMENT OF INCOME    287,347       138,984         407,326      250,954
Foreign currency translation adjustments                          (68,222)      124,123         (76,480)     160,584
Unrealized loss on cash flow hedge, net of taxes                        -          (133)                        (172)
                                                                -----------   ----------     -----------    ----------

Comprehensive Income for the period                               219,125       262,974         330,846      411,366
                                                                ===========   ==========     ===========    ==========

                                   GERDAU S.A.

             CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN
                        SHAREHOLDERS' EQUITY (Unaudited)
              (in thousands of U.S. Dollars, except per share data)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           CUMULATIVE
                                                               ADDITIONAL                                     OTHER
                                            PREFERRED  COMMON   PAID-IN     TREASURY   LEGAL    RETAINED  COMPREHENSIVE
                                             SHARES    SHARES   CAPITAL      STOCK    RESERVE   EARNINGS       LOSS         TOTAL
                                            --------  -------  ---------    -------   -------   --------  -------------   ---------
BALANCES AS OF JANUARY 1, 2003               562,801  281,158    2,086         -      36,105     936,612     (953,752)     865,010
Net income                                         -        -        -         -           -     250,954            -      250,954
Capitalization of reserves                    90,543   48,099        -         -           -    (138,642)           -            -
Foreign currency translation
    adjustment                                     -        -        -         -           -           -      160,584      160,584
Appropriation of reserves                          -        -    1,080         -       8,313      (9,393)                        -
Unrealized loss on cash flow
    hedge, net of tax                              -        -        -         -           -           -         (172)        (172)
Stock option plan expense recognized
    during the period                              -        -       30         -           -           -            -           30
Dividends (interest on equity) -
    $0.13 per Common share and Preferred
    share (*)                                    -        -        -           -           -     (39,684)           -      (39,684)
                                           ---------  -------    -------  -------     -------   ---------    ---------   ---------

BALANCES AS OF JUNE 30, 2003                 653,344  329,257    3,196         -      44,418     999,847     (793,340)   1,236,722
                                           =========  =======    ======   ======      ======   =========     =========   ==========

BALANCES AS OF JANUARY 1, 2004               653,344  329,257    3,271    (5,920)     63,834   1,161,527     (802,250)   1,403,063
Net income                                         -        -        -         -           -     407,326            -      407,326
Capitalization of reserves                   363,502  193,101        -         -           -    (556,603)           -            -
Appropriation of reserves                          -        -     (222)        -      (4,424)      4,706            -            -
Foreign currency translation
    adjustment                                     -        -        -         -           -           -      (76,480)     (76,480)
Dividends (interest on equity) -
    $0.32 per Common share and per
    Preferred share                                -        -        -         -           -     (94,060)           -      (94,060)
Stock option plan expense recognized
    during the period                              -        -       95         -           -           -            -           95
                                           ---------  -------    -------  -------     -------   ---------    ---------   ---------

BALANCES AS OF JUNE 30, 2004               1,016,846  522,358    3,144   (15,256)     59,350     922,896     (878,730)   1,630,608
                                           =========  =======    ======   ======      ======   =========     =========   ==========

(*) After giving retroactive effect to the stock bonus approved on April 29, 2004 described in Note 7.1. Preferred treasury stock for the six-month period ended June 30, 2004 are not considering outstanding.


                                   GERDAU S.A.
             CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
                         (in thousands of U.S. Dollars)

----------------------------------------------------------------------------------------------------------------------
                                                                 THREE-MONTH PERIOD ENDED     SIX-MONTH PERIOD ENDED
                                                                    JUNE 30, (UNAUDITED)       JUNE 30, (UNAUDITED)
                                                                 ------------------------     ------------------------
                                                                    2004         2003            2004          2003
                                                                 ---------    -----------     ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                     287,347      138,984          407,326     250,954
   Adjustments to reconcile net income to cash flows
       from operating activities:
       Depreciation and amortization                               71,393       50,472          132,402      96,778
       Equity in earnings on unconsolidated companies, net        (35,844)      (2,441)         (47,468)     (9,257)
       Foreign exchange (gain) loss                                70,010      (47,245)          78,567    (187,674)
       Losses (gains) on derivative instruments                   (55,349)      29,434          (37,733)    162,603
       Minority interest                                           46,359       22,950           60,508      34,902
       Deferred income taxes                                       46,865      (65,692)          58,552     (71,186)
       Loss on dispositions of property, plant and equipment        1,503        1,435            3,077       2,449
       Provision for doubtful accounts                              1,567        1,205            2,219       1,904
       Provision for contingencies                                  7,679         (294)          18,362       1,485
       Other                                                        7,761        8,393            7,761       5,544

CHANGES IN ASSETS AND LIABILITIES:
   Decrease (increase) in accounts receivable                    (154,714)      10,110         (251,267)    (61,794)
   Increase in inventories                                        (65,794)     (29,449)        (137,219)    (81,612)
   Increase (decrease) in accounts payable and accrued            (27,858)     (33,331)          89,045      21,608
   liabilities
   Decrease (increase) in other assets                            (27,979)       2,323          (17,288)     (5,392)
   Increase (decrease) in other liabilities                       112,539       (2,573)          81,634      (2,754)
                                                                -----------   ----------     -----------    -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         285,485       84,281          448,478     158,558
                                                                -----------   ----------     -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Additions to property, plant and equipment                     (85,814)     (70,246)        (151,084)   (146,164)
   Proceeds from sales of property, plant and equipment                 -            -                -       1,090
   Payment of installments for acquisition of Margusa              (4,450)           -          (12,454)          -
   Payment for acquisition of Potter Form & Tie Co                      -            -          (11,128)          -
   Payment for acquisition of interest in Dona Francisca                -            -                -      (5,725)
   Energetica S.A.
   Cash balance of acquired company                                     -            -              270           -
   Purchases of short-term investments                           (251,745)    (232,854)        (294,999)   (445,317)
   Proceeds from maturities and sales of short-term investments   188,936      242,705          240,107     536,043
   Others                                                         (11,946)        (814)         (10,147)        767
                                                                -----------   ----------     -----------    -----------
NET CASH USED IN INVESTING ACTIVITIES                            (165,019)     (61,209)        (239,435)    (59,306)
                                                                -----------   ----------     -----------    -----------



                                   GERDAU S.A.
             CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
                         (in thousands of U.S. Dollars)

----------------------------------------------------------------------------------------------------------------------
                                                              THREE-MONTH PERIOD ENDED     SIX-MONTH PERIOD ENDED
                                                                 JUNE 30, (UNAUDITED)       JUNE 30, (UNAUDITED)
                                                              ------------------------     -----------------------
                                                                   2004         2003          2004          2003
                                                              -----------    ---------     --------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends (interest on equity) paid                       (33,334)     (25,285)     (93,240)       (79,524)
   Purchase of treasury shares                                          -            -       (9,336)             -
   Decrease (increase) in restricted cash                            (718)      15,642       (1,092)        16,418
   Debt issuance, short term                                      137,258      401,493      181,848        636,674
   Debt issuance, tong term                                       190,762      550,398      298,098        600,497
   Repayment of debt, short term                                 (167,934)    (463,137)    (242,567)      (686,723)
   Repayment of debt, long term                                  (265,216)    (481,738)    (299,075)      (522,648)
   Net related party debt loans and repayments                      2,066       (1,488)       1,492         (3,365)
   Other                                                                -          (35)           -            (35)
                                                              -----------    ---------     --------      ---------
NET CASH USED IN FINANCING ACTIVITIES                            (137,116)      (4,150)    (163,872)       (38,706)
                                                              -----------    ---------     --------      ---------
Effect of exchange rate changes on cash                             9,767        4,275        6,072          1,885

Increase (decrease) in cash and cash equivalents                   (6,883)      23,197       51,243         62,431
Cash and cash equivalents at beginning of period                  161,936       79,691       92,504         40,457
Cash of Dona Francisca Energetica S.A. as of
  January 1, 2004 (Note 2.5)                                            -            -       11,306              -
                                                              -----------    ---------     --------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                        155,053      102,888      155,053        102,888
                                                              ===========    =========     ========      =========
